July 26, 2007

Mail Stop 4561
Robert J. Simmons
Chief Financial Officer
E*Trade Financial Corporation
135 East 57th Street
New York, New York, 10022

> **Re:** **E*Trade Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
> **File No. 1-11921**

Dear Mr. Simmons:

We have reviewed your filings and have the following comments. We have limited our review of your filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Balance Sheet Overview
Allowance for Loan Losses, page 42

1. We note that "HELOC, HEIL and other" loans represented 45% of gross loans receivable at December 31, 2006. We also note the related charge-offs and non-performing loans increased significantly during 2006. Please tell us and revise to discuss the credit quality trends of these loans including, but not limited to:

    - the causal factors for the increased charge-offs and non-performing loans;
    - the quantitative impact on the provision for loan losses; and
    - the carrying value of loans where E*Trade is the first and second lien holder.

Risk Management
Credit Risk Management, page 50

2.   Please tell us and revise to disclose the underwriting policies for the major types
        of loans that you originate (e.g. requirements for loan-to-value ratios, collateral
        requirements, etc.) and whether there have been any changes in those policies
        during the periods presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

Notes to Consolidated Financial Statements
Note 6 – Loans, Net, page 43

3.   We note that during the first quarter of 2007, you entered into a credit default
        swap (CDS) on $4.0 billion of your first-lien residential mortgage loan portfolio.
        Please provide us with the following additional information:

        • tell us how you account for the credit default swap, citing the specific
          literature you use to support your accounting treatment;
        • tell us how your accounting treatment has impacted your financial statements;
          and
        • tell us if your HELOC's and HEIL's are included in the $4.0 billion CDS.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a response letter that keys
your responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3872 if you have questions.

Sincerely,

Hugh West
Accounting Branch Chief